

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2024

Lirong Wang
Chief Executive Officer
Muliang Viagoo Technology, Inc.
2498 Wanfeng Highway, Lane 181
Fengjing Town, Jinshan District
Shanghai, China

> **Re: Muliang Viagoo Technology, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed April 17, 2023**
> **File No. 001-40636**

Dear Lirong Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jason Ye, Esq.